UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.1)*

Airspan Networks, Inc.

(Name of Issuer)

Common Stock, par value $0.0003 per share

(Title of Class of Securities)

00950H102

(CUSIP Number)

Edward F. Glassmeyer
Oak Management Corporation
One Gorham Island
Westport, CT  06880
(203) 226-8346

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:
Charles J. Downey III, Esq.
Finn Dixon & Herling LLP
177 Broad Street
15th Floor
Stamford, CT  06901
(203) 325-5000

September 25, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 00950H102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oak Investment Partners XI, Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 16,255,890

	8.	Shared Voting Power None.

	9.	Sole Dispositive Power 20,069,000

	10.	Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,069,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 33.3%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 00950H102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oak Associates XI, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 16,255,890

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 20,069,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,069,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 33.3%

14.	Type of Reporting Person (See Instructions) OO-LLC

CUSIP No. 00950H102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oak Investment Partners VIII, Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 35,918

	8.	Shared Voting Power None.

	9.	Sole Dispositive Power 35,918

	10.	Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,918

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.1%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 00950H102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oak Associates VIII, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 35,918

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 35,918

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,918

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.1%

14.	Type of Reporting Person (See Instructions) OO-LLC

CUSIP No. 00950H102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oak VIII Affiliates Fund, Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 696

	8.	Shared Voting Power None.

	9.	Sole Dispositive Power 696

	10.	Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 696

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Less than 0.1%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 00950H102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oak VIII Affiliates, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 696

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 696

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 696

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Less than 0.1%

14.	Type of Reporting Person (See Instructions) OO-LLC

CUSIP No. 00950H102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oak Management Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 16,292,504

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 20,105,614

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,105,614

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 33.3%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 00950H102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bandel L. Carano

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 16,292,504

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 20,105,614

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,105,614

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 33.3%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 00950H102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gerald R. Gallagher

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 16,292,504

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 20,105,614

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,105,614

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 33.3%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 00950H102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Edward F. Glassmeyer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 16,322,504

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 20,135,614

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,135,614

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 33.4%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 00950H102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Fredric W. Harman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 16,380,745

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 20,193,855

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,193,855

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 33.4%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 00950H102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ann H. Lamont

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 16,307,504

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 20,120,614

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,120,614

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 33.3%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 00950H102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David B. Walrod

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 16,255,890

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 20,069,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,069,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 33.3%

14.	Type of Reporting Person (See Instructions) IN

Statement on Schedule 13D

This Amendment No. 1 to Statement on Schedule 13D relates to the beneficial ownership of common stock, par value $0.0003 per share (the “Common Stock”), of Airspan Networks, Inc., a Washington corporation (the “Company”).  This Amendment No. 1 to Schedule 13D is being filed on behalf of the Reporting Persons (as defined below).

The following items are hereby amended to reflect the closing of the transactions described in Item 3.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and restated to read in its entirety as follows:

As of the date hereof, Oak Investment Partners VIII and Oak VIII Affiliates Fund hold 35,918 shares and 696 shares, respectively, of Common Stock of the Company, which were received by them without consideration as an in-kind distribution from an unaffiliated partnership in 2004.

On July 28, 2006, Oak Investment Partners XI entered into a Preferred Stock Purchase Agreement with the Company (the “Purchase Agreement”), filed as Exhibit C hereto, in connection with a private placement of securities by the Company.  The closing of the transaction occurred on September 25, 2006, at which time Oak Investment Partners XI purchased 200,960 shares (the “Shares”) of a newly designated Series B convertible preferred stock, par value $0.0001 per share, of the Company (“Series B Preferred Stock”).  Oak Investment Partners XI (A) transferred all shares of Series A Preferred Stock owned by it as of July 28, 2006 in exchange for approximately 1.379 shares of Series B Preferred Stock for each share of Series A Preferred Stock so transferred, for an aggregate of 100,690 shares of Series B Preferred Stock and (B) paid an additional $29,000,000 for 100,000 shares of Series B Preferred Stock at a per share price of $290 (furnished from the investment capital of Oak Investment Partners XI contributed by its investors).

Messrs. Glassmeyer and Harman and Ms. Lamont hold 30,000, 88,241 and 15,000 shares of Common Stock, respectively.  Such shares were received by each of them without consideration as an in-kind distribution from a partnership in 2001.

Each share of Series B Preferred Stock is initially convertible into 100 shares of Common Stock, subject to certain adjustments as set forth in the Articles of Amendment to the Articles of Incorporation of the Company listed as Exhibit D hereto (the “Articles of Amendment”).

No part of the purchase price was or will be borrowed by any of the Reporting Persons for the purpose of acquiring such securities.

This Item 3 (and the other Items of this Amendment No. 1 to Schedule 13D) do not provide a complete description of the Purchase Agreement or the Articles of Amendment and each such description is qualified in its entirety by reference to the respective agreement or document, which is listed as an exhibit hereto and attached hereto or incorporated by reference from the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on August 1, 2006.

ITEM 4.     PURPOSE OF TRANSACTION.

The first paragraph of Item 4 is amended as follows (the rest of Item 4 remains unchanged):

Each of Oak Investment Partners VIII, Oak VIII Affiliates Fund, Oak Investment Partners XI, Mr. Glassmeyer, Mr. Harman and Ms. Lamont (the “Direct Holders”) holds and/or presently intends to hold the Common Stock and Series B Preferred Stock described in Item 5 of this Schedule 13D for investment purposes only.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated to read in its entirety as follows:

(a) and (b)              The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons is based upon 40,281,263 shares of Common Stock, 138,250 shares of Restricted Stock and 200,690 shares of Series B Preferred Stock outstanding as of September 25, 2006, as reported by the Company in its Quarterly Report on Form 10-Q for the Quarter Ended July 2, 2006, plus 20,690,000 shares issuable upon the conversion of Series B Preferred Stock described below.  The shares of Series B Preferred Stock initially convert into 100 shares of Common Stock and are entitled to 81 votes per share.  As a result, the 200,690 shares of Series B Preferred Stock are entitled to a total of 16,255,890 votes.

Amounts shown as beneficially owned by each of Oak Associates XI, Oak Management, Bandel L. Carano, Gerald R. Gallagher and David B. Walrod include the 20,069,000 shares of Common Stock into which the shares of Series B Preferred Stock presently held by Oak Investment Partners XI may be converted.

Amounts shown as beneficially owned by each of Edward F. Glassmeyer, Fredric W. Harman and Ann H. Lamont, as the case may be, include (i) the 20,069,000 shares of Common Stock into which shares of Series B Preferred Stock presently held by Oak Investment Partners XI may be converted and (ii) shares of Common Stock held personally by each of them, respectively, as follows: Mr. Glassmeyer - 30,000 shares, Mr. Harman - 88,241 shares and Ms. Lamont - 15,000 shares.

Amounts shown as beneficially owned by Oak Investment Partners VIII and Oak Associates VIII include 35,918 shares of Common Stock held by Oak Investment Partners VIII.

Amounts shown as beneficially owned by Oak VIII Affiliates and Oak VIII Affiliates Fund include 696 shares of Common Stock held by Oak VIII Affiliates Fund.

Amounts shown as beneficially owned by each of the Managing Members (other than Mr. Walrod) include the 35,918 and 696 shares of Common Stock presently held by Oak Investment Partners VIII and Oak VIII Affiliates Fund, respectively.

Please see Items 7, 8, 9, 10, 11, and 13 for each cover sheet for each Reporting Person.

(c)           Except as set forth in Item 4 above, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

(d)           Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)           Not applicable.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT A	Agreement of Reporting Persons, dated August 9, 2006, among the Reporting Persons (previously filed).

EXHIBIT B	Power of Attorney (filed as Exhibit B to Schedule 13G filed by the Reporting Persons dated September 13, 2004 and incorporated herein by reference).

EXHIBIT C

Preferred Stock Purchase Agreement, dated as of July 28, 2006, by and between the Company and Oak Investment Partners XI, Limited Partnership (filed as Exhibit 4.1 to the Company’s Form 8-K filed with the Commission on August 1, 2006, and incorporated herein by reference).

EXHIBIT D

Articles of Amendment to the Articles of Incorporation of the Company (attached as Exhibit A to the Preferred Stock Purchase Agreement (filed as Exhibit 4.1 to the Company’s Form 8-K filed with the Commission on August 1, 2006, and incorporated herein by reference)).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 25, 2006

Entities:

Oak Investment Partners XI, Limited Partnership
Oak Associates XI, LLC
Oak Investment Partners VIII, Limited Partnership
Oak Associates VIII, LLC
Oak VIII Affiliates Fund, Limited Partnership
Oak VIII Affiliates, LLC
Oak Management Corporation

	By:	/s/ EDWARD F. GLASSMEYER
Edward F. Glassmeyer, as
General Partner or
Managing Member or as
Attorney-in-fact for the
above-listed entities

Individuals:

Bandel L. Carano
Gerald R. Gallagher
Edward F. Glassmeyer
Fredric W. Harman
Ann H. Lamont
David B. Walrod

	By:	/s/ EDWARD F. GLASSMEYER
Edward F. Glassmeyer,
Individually and as
Attorney-in-fact for the
above-listed individuals

INDEX TO EXHIBITS

Page
EXHIBIT A	Agreement of Reporting Persons, dated August 9, 2006, among the Reporting Persons (previously filed).

EXHIBIT B	Power of Attorney (filed as Exhibit B to Schedule 13G filed by the Reporting Persons dated September 13, 2004 and incorporated herein by reference)

EXHIBIT C

Preferred Stock Purchase Agreement, dated as of July 28, 2006, by and between the Company and Oak Investment Partners XI, Limited Partnership (filed as Exhibit 4.1 to the Company’s Form 8-K filed with the Commission on August 1, 2006, and incorporated herein by reference).

EXHIBIT D

Articles of Amendment to the Articles of Incorporation of the Company (attached as Exhibit A to the Preferred Stock Purchase Agreement (filed as Exhibit 4.1 to the Company’s Form 8-K filed with the Commission on August 1, 2006, and incorporated herein by reference)).